

# Entity Profile Information

Viewed on December 13, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | EXEMPT FOREIGN FIRM APPROVED | 07/25/2017 |
| | NFA MEMBER APPROVED | 04/26/2013 |

## Status History Information

| Status | Effective Date |
|---|---|
| SWAP DEALER REGISTERED | 08/15/2023 |
| EXEMPT FOREIGN FIRM APPROVED | 07/25/2017 |
| EXEMPT FOREIGN FIRM PENDING | 06/16/2017 |
| NFA MEMBER APPROVED | 04/26/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/19/2012 |
| SWAP DEALER PENDING | 12/19/2012 |

## Outstanding Requirements

Annual Due Date: 5/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 2/1/2024

## Disciplined Employee Summary

| NFA ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| 9999998 | NATIONAL FUTURES ASSOCIATION | 6/16/2017 | |

| NFA ID | Doing Business With | Start Date | End Date |
|---|---|---|---|
| 0210600 | DEUTSCHE BANK SECURITIES INC | 6/16/2017 | |
| 0336875 | WELLS FARGO SECURITIES LLC | 6/16/2017 | |
| 0002477 | NATWEST MARKETS SECURITIES INC | 6/16/2017 | |
| 0000756 | BAKKT CLEARING LLC | 6/16/2017 | 6/19/2022 |
| 0238688 | CIBC WORLD MARKETS INC | 6/16/2017 | |
| 0182017 | DAIWA CAPITAL MARKETS AMERICA INC | 6/16/2017 | |
| 0002170 | HSBC SECURITIES USA INC | 6/16/2017 | |
| 0088100 | MIZUHO SECURITIES USA LLC | 6/16/2017 | |
| 0000815 | JP MORGAN SECURITIES LLC | 6/16/2017 | |
| 0000187 | RJ OBRIEN ASSOCIATES LLC | 6/16/2017 | |
| 0424673 | SCOTIA CAPITAL USA INC | 6/16/2017 | |
| 0258600 | INTERACTIVE BROKERS LLC | 6/16/2017 | |
| 0001062 | MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED | 6/16/2017 | 5/14/2019 |
| 0003045 | MORGAN STANLEY & CO LLC | 6/16/2017 | |
| 0344862 | SG AMERICAS SECURITIES LLC | 6/16/2017 | |
| 0223988 | UBS SECURITIES LLC | 6/16/2017 | |
| 0001467 | ABN AMRO CLEARING USA LLC | 6/16/2017 | |
| 0387357 | DEUTSCHE BANK AG | 6/16/2017 | 11/4/2018 |
| 0002014 | GOLDMAN SACHS & CO LLC | 6/16/2017 | |
| 0476094 | STONEX FINANCIAL INC | 6/16/2017 | |
| 0001772 | CANTOR FITZGERALD & CO | 6/16/2017 | |
| 0002613 | MAREX CAPITAL MARKETS INC | 6/16/2017 | |
| 0089946 | NOMURA SECURITIES INTERNATIONAL INC | 6/16/2017 | |
| 0272448 | NATWEST MARKETS PLC | 6/16/2017 | |
| 0228758 | BARCLAYS CAPITAL INC | 6/16/2017 | |
| 0420741 | BNP PARIBAS PRIME BROKERAGE INC | 6/16/2017 | 3/7/2018 |
| 0002026 | CITIGROUP GLOBAL MARKETS INC | 6/16/2017 | |
| 0002397 | CREDIT SUISSE SECURITIES USA LLC | 6/16/2017 | |

| 0443823 | CREDIT SUISSE INTERNATIONAL | 6/16/2017 |
| 0424278 | MAREX NORTH AMERICA LLC | 6/16/2017 |
| 0000105 | RBC CAPITAL MARKETS LLC | 6/16/2017 |

| Exemption Category | Exemption Type |
| --- | --- |
| INTRODUCING BROKER | 30.5 |



## Business Information

| | |
|---|---|
| Name | TORONTO DOMINION BANK THE |
| Form of Organization | CORPORATION |
| Country | CANADA |
| | |
| Federal EIN | Not provided |
| | |
| Business Address | |
| Street Address 1 | 66 WELLINGTON ST., W. |
| Street Address 2 | TD BANK TOWER |
| Street Address 3 | 12TH FLOOR - LEGAL |
| Province | ONTARIO |
| Zip/Postal Code | M5K 1A2 |
| Country | CANADA |
| | |
| Phone Number | 212-827-6736 |
| Fax Number | 212-827-6736 |
| | |
| Email | TDNYC.COMPLIANCEREGISTRATION@TDSECURITIES.COM |
| | |
| Website/URL | WWW.TD.COM |
| | |
| CRD/IARD ID | Not provided |
| | CORPORATION |
| | F |



## Exempt Foreign Firm Contact Information

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

| | |
|---|---|
| Exempt Foreign Firm Contact Address | |
| First Name | DEDE |
| Last Name | JAWDE |
| Street Address 1 | ONE VANDERBILT AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10017 |
| Country | UNITED STATES |
| Phone | 212-827-6924 |
| Fax | 212-827-7231 |
| Email | DEDE.JAWDE@TDSECURITIES.COM |



## Location of Business Records

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

| | |
|---|---|
| Street Address 1 | 66 WELLINGTON ST., W |
| Street Address 2 | ROYAL TRUST TOWER |
| Street Address 3 | 16TH FLOOR - OPERATIONS |
| Province | ONTARIO |
| Zip/Postal Code | M5K 1A2 |
| Country | CANADA |



## U.S. Address for the Production of Business Records

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

| | |
|---|---|
| Office Of | TD SECURITIES (USA) LLC |
| Street Address 1 | ONE VANDERBILT AVENUE |
| City | NEW YORK |
| State | NEW YORK |
| Zip/Postal Code | 10017 |



## Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | 0500271 |
| Name | AHMED, RIAZ |
| TItle(s) | HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 11-21-2016 |

| | |
|---|---|
| NFA ID | 0454769 |
| Name | BAMBAWALE, AJAI KUMAR |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-09-2018 |

| | |
|---|---|
| NFA ID | 0455242 |
| Name | BENNETT, WILLIAM EDWARD |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-11-2013 |

| | |
|---|---|
| NFA ID | 0544109 |
| Name | BRANT, CHERIE LYNN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 11-16-2021 |

| | |
|---|---|
| NFA ID | 0454760 |
| Name | BRINKLEY, AMY WOODS |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-11-2013 |

| | |
|---|---|
| NFA ID | 0490239 |
| Name | CHARNEY, DANIEL |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-10-2023 |

| | |
|---|---|
| NFA ID | 0503960 |
| Name | FERGUSON, BRIAN CHARLES |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 04-20-2017 |

| | |
|---|---|
| NFA ID | 0482320 |
| Name | GIBSON, GLENN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-31-2016 |

| | |
|---|---|
| NFA ID | 0454762 |
| Name | GOGGINS, COLLEEN A |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-11-2013 |

| | |
|---|---|
| NFA ID | 0503959 |
| Name | HADDAD, MARY JO |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 04-20-2017 |

| | |
|---|---|
| NFA ID | 0500270 |
| Name | HOOPER, BARBARA ANN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |

| | |
|---|---|
| Effective Date | 12-07-2016 |

| | |
|---|---|
| NFA ID | 0454770 |
| Name | JOBANPUTRA, JAYANT |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-17-2013 |

| | |
|---|---|
| NFA ID | 0483096 |
| Name | KEPLER, DAVID EDWIN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-18-2015 |

| | |
|---|---|
| NFA ID | 0485912 |
| Name | LANG, MALCOLM |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-24-2019 |

| | |
|---|---|
| NFA ID | 0454476 |
| Name | LEVITT, BRIAN MICHAEL |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-11-2013 |

| | |
|---|---|
| NFA ID | 0483411 |
| Name | MACGIBBON, ALAN N |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-31-2015 |

| | |
|---|---|
| NFA ID | 0558748 |
| Name | MACINTYRE, JOHN BRENT |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |

| | |
|---|---|
| Status | APPROVED |
| Effective Date | 09-19-2023 |

| | |
|---|---|
| NFA ID | 0454764 |
| Name | MAIDMENT, KAREN ELLEN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-11-2013 |

| | |
|---|---|
| NFA ID | 0558743 |
| Name | MARTELL, KEITH GEORGE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-20-2023 |

| | |
|---|---|
| NFA ID | 0501184 |
| Name | MASRANI, BHARAT BHAGWANJI |
| TItle(s) | CHIEF EXECUTIVE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-07-2017 |

| | |
|---|---|
| NFA ID | 0454473 |
| Name | MILLER, IRENE RUTH |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-11-2013 |

| | |
|---|---|
| NFA ID | 0503961 |
| Name | MONGEAU, CLAUDE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 04-20-2017 |

| | |
|---|---|
| NFA ID | 0271768 |
| Name | MOORE, JOHN JAMES |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |

| | |
|---|---|
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 07-18-2019 |
| | |
| NFA ID | 0540683 |
| Name | NATALE, JOSEPH MICHAEL |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-30-2021 |
| | |
| NFA ID | 0532767 |
| Name | ROWE, SARAH JANE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-26-2020 |
| | |
| NFA ID | 0284043 |
| Name | SOLOMON, JEFFREY MARC |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 05-10-2023 |
| | |
| NFA ID | 0525348 |
| Name | SUNDRAM, JEFFREY JOSEPH RODRIGUES |
| TItle(s) | CHIEF COMPLIANCE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 11-20-2023 |
| | |
| NFA ID | 0552293 |
| Name | TOWER, NANCY GAIL |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 11-08-2022 |
| | |
| NFA ID | 0543496 |
| Name | TRAN, VI LUAN |

| | |
|---|---|
| TItle(s) | CHIEF FINANCIAL OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-20-2021 |

| | |
|---|---|
| NFA ID | 0552452 |
| Name | VIRMANI, AJAY KUMAR |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 12-05-2022 |

| | |
|---|---|
| NFA ID | 0509417 |
| Name | VOGEL, CHRISTOPHER JOHN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 12-02-2021 |

Holding Company Information
Not provided



## Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

| Country | Regulator Name |
|---|---|
| CANADA | OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS |
| UNITED KINGDOM | PRUDENTIAL REGULATORY AUTHORITY |
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY |
| SINGAPORE | MONETARY AUTHORITY OF SINGAPORE |



## Agent Information

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

Current Agent

| Agent ID | Agent Name | Start Date |
|---|---|---|
| 9999998 | NATIONAL FUTURES ASSOCIATION | 6/16/2017 |

Agent History

| Agent ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| No information available | | | |



## Doing Business With

### Doing Business With - Current

| NFA ID | Name | Start Date |
|---|---|---|
| 0001467 | ABN AMRO CLEARING USA LLC | 06/16/2017 |
| 0228758 | BARCLAYS CAPITAL INC | 06/16/2017 |
| 0001772 | CANTOR FITZGERALD & CO | 06/16/2017 |
| 0238688 | CIBC WORLD MARKETS INC | 06/16/2017 |
| 0002026 | CITIGROUP GLOBAL MARKETS INC | 06/16/2017 |
| 0443823 | CREDIT SUISSE INTERNATIONAL | 06/16/2017 |
| 0002397 | CREDIT SUISSE SECURITIES USA LLC | 06/16/2017 |
| 0182017 | DAIWA CAPITAL MARKETS AMERICA INC | 06/16/2017 |
| 0210600 | DEUTSCHE BANK SECURITIES INC | 06/16/2017 |
| 0002014 | GOLDMAN SACHS & CO LLC | 06/16/2017 |
| 0002170 | HSBC SECURITIES USA INC | 06/16/2017 |
| 0258600 | INTERACTIVE BROKERS LLC | 06/16/2017 |
| 0000815 | JP MORGAN SECURITIES LLC | 06/16/2017 |
| 0002613 | MAREX CAPITAL MARKETS INC | 06/16/2017 |
| 0424278 | MAREX NORTH AMERICA LLC | 06/16/2017 |
| 0088100 | MIZUHO SECURITIES USA LLC | 06/16/2017 |
| 0003045 | MORGAN STANLEY & CO LLC | 06/16/2017 |
| 0272448 | NATWEST MARKETS PLC | 06/16/2017 |
| 0002477 | NATWEST MARKETS SECURITIES INC | 06/16/2017 |
| 0089946 | NOMURA SECURITIES INTERNATIONAL INC | 06/16/2017 |
| 0000105 | RBC CAPITAL MARKETS LLC | 06/16/2017 |
| 0000187 | RJ OBRIEN ASSOCIATES LLC | 06/16/2017 |
| 0424673 | SCOTIA CAPITAL USA INC | 06/16/2017 |
| 0344862 | SG AMERICAS SECURITIES LLC | 06/16/2017 |
| 0476094 | STONEX FINANCIAL INC | 06/16/2017 |
| 0223988 | UBS SECURITIES LLC | 06/16/2017 |

| 0336875 | WELLS FARGO SECURITIES LLC | 06/16/2017 |
|---|---|---|

Doing Business With - History

| NFA ID | Name | Start Date | End Date |
|---|---|---|---|
| 0000756 | BAKKT CLEARING LLC | 06/16/2017 | 06/19/2022 |
| 0420741 | BNP PARIBAS PRIME BROKERAGE INC | 06/16/2017 | 03/07/2018 |
| 0387357 | DEUTSCHE BANK AG | 06/16/2017 | 11/04/2018 |
| 0001062 | MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED | 06/16/2017 | 05/14/2019 |



## Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No



# Disciplinary Information - Regulatory Disclosures

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H


Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I


Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

---

## NFA ID 0445815 - TORONTO DOMINION BANK THE

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

[ Back to Summary ]   [ Amend ]

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:   [ Show Questions ]

☐ D    ☐ E    ☐ F    ☐ G    ☐ H    ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:                    Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:                          ❓ Case Status:

❓ Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE TORONTO-DOMINION BANK ("TD") AND THE TORONTO-DOMINION BANK TRUST COMPANY ("TD TRUST"), ENTERED INTO A FINAL CONSENT JUDGMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), ON SEPTEMBER 25, 1989, INVOLVING A PERMANENT INJUNCTION AGAINST TD BANK, WITHOUT ADMISSION OF GUILT OR DENIAL OF THE ALLEGATIONS, AGAINST VIOLATIONS OF SECTION 7(D) OF THE EXCHANGE ACT AND REGULATION U OF THE FEDERAL RESERVE BOARD AND, AGAINST THE TORONTO-DOMINION BANK TRUST COMPANY AGAINST AIDING AND ABETTING VIOLATIONS OF SECTION 7(F) OF THE EXCHANGE ACT AND REGULATION X OF THE FEDERAL RESERVE BOARD. THE SITUATION INVOLVED AN ARMS-LENGTH CLIENT THAT OPENED APPROXIMATELY 76 ACCOUNTS WITH EACH OF APPROXIMATELY 97 BROKERAGE FIRMS IN THE US AND PROCEEDED TO SUBSEQUENTLY DENY THAT CERTAIN SECURITIES PURCHASE ORDERS HAD IN FACT BEEN PLACED. THIS RESULTED IN A NUMBER OF ORDERS BEING DECLINED AND ON OCCASION THE CREATION OF OVERDRAFTS TO EFFECT PAYMENT FOR SECURITIES OF THOSE SITUATIONS WHERE THE DEPOSITORY TRUST COMPANY HAD CONFIRMED THE EXISTENCE OF LEGITIMATE SETTLEMENT INSTRUCTIONS. BOTH TD BANK AND TD TRUST CONSENTED TO THE INJUNCTIONS AND CERTAIN EQUITABLE RELIEF.

ON AUGUST 1996, THE SEC, ON TD BANK'S APPLICATION, AGREED TO VARY THE INJUNCTION ON THE BASIS THAT IT IS NO LONGER IN THE PUBLIC INTEREST TO CONTINUE THAT PART OF THE INJUNCTION THAT TD BANK CONDUCT ITS SECURITIES CLEARANCE BUSINESS WITHIN THE USA EXCLUSIVELY THROUGH TD TRUST OR

### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

[ Back to Summary ]



## Disciplinary Information - Financial Disclosures

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

No



## Registration Contact Information

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

| | |
|---|---|
| First Name | DEDE |
| Last Name | JAWDE |
| Title | DIRECTOR |
| Street Address 1 | ONE VANDERBILT AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10017 |
| Country | UNITED STATES |
| Phone | 212-827-2724 |
| Fax | 212-827-7231 |
| Email | DEDE.JAWDE@TDSECURITIES.COM |



## Enforcement/Compliance Communication Contact Information

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

| | |
|---|---|
| First Name | DEDE |
| Last Name | JAWDE |
| Title | COMPLIANCE |
| Street Address 1 | ONE VANDERBILT AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10017 |
| Country | UNITED STATES |
| Phone | 212-827-2724 |
| Fax | 212-827-7231 |
| Email | DEDE.JAWDE@TDSECURITIES.COM |



## Membership Information

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



## Membership Contact Information

### Membership Contact

| | |
|---|---|
| First Name | DEDE |
| Last Name | JAWDE |
| Title | DIRECTOR |
| Street Address 1 | ONE VANDERBILT AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10017 |
| Country | UNITED STATES |
| Phone | 212-827-2724 |
| Fax | 212-827-7231 |
| Email | DEDE.JAWDE@TDSECURITIES.COM |

### Accounting Contact

| | |
|---|---|
| First Name | ROBERT |
| Last Name | MOSEROWITZ |
| Title | FINANCE |
| Street Address 1 | ONE VANDERBILT AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10017 |
| Country | UNITED STATES |
| Phone | 212-827-2726 |
| Fax | 212-956-7095 |
| Email | ROBERT.MOSEROWITZ@TDSECURITIES.COM |

Arbitration Contact

| | |
|---|---|
| First Name | DEDE |
| Last Name | JAWDE |
| Title | DIRECTOR |
| Street Address 1 | ONE VANDERBILT AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10017 |
| Country | UNITED STATES |
| Phone | 212-827-2724 |
| Fax | 212-827-7231 |
| Email | DEDE.JAWDE@TDSECURITIES.COM |

Compliance Contact

| | |
|---|---|
| First Name | DEDE |
| Last Name | JAWDE |
| Title | DIRECTOR |
| Street Address 1 | ONE VANDERBILT AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10017 |
| Country | UNITED STATES |
| Phone | 212-827-2724 |
| Fax | 212-827-7231 |
| Email | DEDE.JAWDE@TDSECURITIES.COM |

Chief Compliance Officer Contact

| | |
|---|---|
| First Name | JEFFREY |
| Last Name | SUNDRAM |
| Title | CHIEF COMPLIANCE OFFICER |
| Street Address 1 | ONE VANDERBILT AVENUE |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10017 |
| Country | UNITED STATES |
| Phone | 212-827-6971 |
| Email | JEFFREY.SUNDRAM@TDSECURITIES.COM |

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

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